U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-22049

(Check One):
[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  December 31, 2001
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[  ]  Transition Report on Form 10-K and Form 10-KSB
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q and Form 10-QSB
[  ]  Transition Report on Form N-SAR

     For the Transition Period Ended:
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     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION
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Full Name of Registrant          S.W. Lam, Inc.
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Former Name if Applicable
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Address of Principal Executive   Unit 25-32, 2nd Floor,
 Offices (Street and Number)     Block B,Focal Industrial Centre, 21 Man Lok St.
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City, State and Zip Code         Hunghom, Hong Kong
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                                     PART II
                             RULE 12b-25(b) AND (c)
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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/   (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated  without  unreasonable
            effort or expense;
/X/   (b)   The subject annual report,  semi-annual report, transition report on Form 10-K,  10-KSB,  20-F,  11-K or Form  N-SAR,  or
            portion  thereof will be filed on or before the 15th  calendar
            day  following  the   prescribed  due  date;  or  the  subject
            quarterly report or transition report on Form 10-Q, 10-QSB, or portion  thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/  /  (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE
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         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant has experienced delays in completing its financial statements for the quarter ended December 31, 2001 as a result delays in the receipt of financial information from an unconsolidated affiliated company, which financial information is necessary to complete the registrant's financial statements. As a result, the registrant is unable to file its Form 10-Q for the quarter ended December 31, 2001 by the prescribed due date.


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                                     PART IV
                                OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

             Hank Vanderkam           713                     547-8900
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                (Name)             (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached rider

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                                 S.W. LAM, INC.
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                  (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  February 14, 2002                     By     /s/ Lam Sai Wing
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                                                   Lam Sai Wing, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                 S.W. LAM, INC.
                                   Form 12b-25
                         Quarter Ended December 31, 2001

                                      RIDER

Part IV. Item (3) As a result of a substantial acquisition by the principal operating subsidiary of the registrant in August 2000, the company's principal operating subsidiary was reclassified as an affiliate and, since that acquisition, the company reports the operating results of that affiliate under the equity method of accounting. As a result of that transaction, the company anticipates reporting no operating revenues for the fiscal quarter ended December 31, 2001. Because the company's operating results are principally a function of the operating results of its unconsolidated affiliate and because financial statements of that affiliate are not yet available, no reasonable estimate of the company's financial results for the period ended December 31, 2001 can be made at this time.